Form 10KSB, Exhibit 13
period 2004-12-31
HARBOR BANKSHARES CORP
filed 2005-03-23
CIK 889608

EXHIBIT 13

PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS

HARBOR BANKSHARES CORPORATION

CONSOLIDATED FIVE-YEARS SELECTED FINANCIAL DATA

HARBOR BANKSHARES CORPORATION AND SUBSIDIARIES

(In thousands, except per share data)

	Year ended December 31,
	2004	2003	2002	2001	2000
OPERATING DATA
Interest Income	$12,648	$11,886	$11,647	$13,609	$13,665
Interest Expense	2,283	2,411	3,402	5,973	6,199

Net Interest Income	10,365	9,475	8,245	7,636	7,466
Provision for Loan Losses	360	755	340	400	346
Other Operating Income	1,514	2,506	2,220	2,329	1,841
Other Operating Expenses	9,295	8,610	8,575	8,526	8,109

Income Before Taxes	2224	2,616	1,550	1,039	852
Income Taxes	762	831	473	309	287

Net Income	$1,462	$1,785	$1,077	$730	$565

PER SHARE DATA
Net Income – Basic	$2.07	$2.46	$1.47	$1.02	$0.81
Net Income – Diluted	1.93	2.36	1.43	0.99	0.79
Cash and Stock Dividends	0.35	0.25	0.25	—	—
Book Value	$23.04	$21.69	$19.23	$16.72	$14.65

BALANCE SHEET DATA
Total Assets	$235,464	$219,547	$210,234	$186,586	$184,517
Deposits	210,224	195,901	193,294	171,531	169,282
Total Net Loans	172,205	149,729	120,523	105,847	111,665
Total Stockholder’s Equity	16,240	15,274	14,149	12,241	10,246
Return on Average Assets	0.63%	0.84%	0.54%	0.37%	0.32%
Return on Average Equity	9.33%	12.23%	8.20%	6.20%	7.00%
Tier 1 Regulatory Capital to Assets	7.36%	7.46%	5.20%	5.40%	4.60%
Average Equity to Average Assets	7.27%	6.48%	5.24%	4.77%	4.86%
Dividend Payout Ratio %	16.80%	10.40%	16.70%	—	—

HARBOR BANKSHARES CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report include forward-looking statements such as: statements of Harbor Bankshares Corporation’s goals, intentions, and expectations; estimates of risks, future costs, and benefits; assessments of loan quality, probable loan losses, liquidity, off-balance sheet arrangements, and interest risk; and statements of the Company’s ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, and other economic conditions; future laws, regulations, and accounting principles; and a variety of other matters. Due to these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Harbor Bankshares Corporation’s past growth and performance do not necessarily indicate its future results.

Corporate Financial Review

OVERVIEW – 2004 COMPARED TO 2003

All references to Harbor Bankshares Corporation (the “Corporation”) should be interpreted to include The Harbor Bank of Maryland (the “Bank”) whenever appropriate, except when specifically noted otherwise.

The Corporation earnings declined for the year 2004 when compared to the prior year. Earnings for the year were $1.5 million in comparison to $1.8 million earned during 2003, a decrease of $323 thousand or 18.1%. The 2003 earnings included $889 thousand of securities gains and awards. The earnings for 2004 reflected only $17 thousand of securities gains and no awards.

The Harbor Bank of Maryland, the Corporation’s subsidiary, achieved earnings of $1.9 million in comparison to $2.0 million for the prior year, a decrease of $58 thousand or 2.9%.

Returns on average assets (ROAA) and average equity (ROAE) for the Corporation in 2004 were .63% and 9.33%, respectively, compared to the .84% and 12.23% achieved during the prior year. The return on average assets for the Bank in 2004 was .84%, compared to .94% for the prior year.

NET-INTEREST INCOME

Net interest income is the difference between interest income and related fees on earning assets and the interest expense incurred on deposits and other borrowings. Net interest income continues to be the Corporation’s main source of earnings. Net interest income for 2004 increased by $889 thousand or 9.4%. The increase reflects the growth of the loan portfolio during 2004, mainly in the commercial and commercial real estate categories.

HARBOR BANKSHARES CORPORATION

Total interest income increased by $762 thousand or 6.4% to $12.7 million for 2004 in comparison to the $11.9 million earned during 2003. As stated above, the growth of the loan portfolio combined with higher rates for the second half of the year were the main reasons for the increase

Total interest expense decreased by $128 thousand or 5.3 % to $2.3 million in 2004 from $2.4 million in 2003. Lower interest rates during the first half of the year resulted in the decrease.

Net interest margin for 2004 was 4.97% compared to 4.84% for 2003.

The table attached as Exhibit A compares the Corporation’s consolidated average balances, yields, interest income and interest expense for a three-year period.

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

For the year 2004, the Corporation recorded a $360 thousand provision for loan losses, compared to $755 for the year 2003. Gross charge-offs totaled $413 thousand for the year ended December 31, 2004, compared to the prior year total of $423 thousand. These charge-offs in 2004 primarily relate to credit cards, consumer and commercial loans.

The allowance for loan losses as of December 31, 2004, was .93% of total loans and .98% at the end of the comparable 2003 period.

Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values, and other relevant factors.

The table below shows the non-performing assets for a five-year period:

Non-Performing Assets (in thousands except percentages)

	2004	2003	2002	2001	2000
Non-accrual Loans	$799	$220	$409	$620	$265
Accruing Loans past due 90 days or more	9	506	746	135	6
Foreclosed Real Estate	—	—	70	14	37

Total Non-performing Assets and past due Loans	$808	$726	$1,225	$769	$308

Total Non-performing Assets and past due Loans to year-end Assets	.34%	.33%	.58%	.41%	.17%
Total Non-performing Loans to year-end Loans	.46%	.48%	1.01%	.72%	.24%

HARBOR BANKSHARES CORPORATION

The Corporation’s allowance for loan loss methodology is a loan classification-based system, based on the required allowance on a percentage of the loan balance for each type of loan and classification level. Allowance percentages are 3.0% and 5.0% for watch loans, 10.0% for special mention, 15.0% for substandard and 20.0% for doubtful loans Allowance percentages are based on each individual lending program, its loss history and underwriting characteristics such as: loan to value, credit score, debt coverage, collateral, and capacity to service debt. This analysis is used to validate the loan loss allowance matrix as well as to assist in establishing overall lending direction.

While management considers the Corporation’s allowance for loan losses to be adequate based on information currently available, future adjustments to the allowance may be necessary due to changes in economic conditions, management’s assumptions as to future delinquencies or loss rates, and management’s intent with regard to asset disposition options. In addition, the Corporation’s allowance for loan losses is periodically reviewed by the bank regulatory agencies and an independent external loan review as an integral part of their examination process. Based on their reviews, the agencies may require the Corporation to adjust the allowance.

The allocation of the allowance for loan losses is detailed in Exhibit B.

NON-INTEREST INCOME

Non-interest income decreased by $992 thousand or 39.6% to $1.5 million in 2004. The main reasons for the decrease are the 2003 gains on the sale of loans and securities available for sale, as well as the Community Development Financial Institution (“CDFI”) awards. During 2003, there were $51 thousand of gains on sale of loans, $225 thousand on gains on sale of securities and a $664 thousand CDFI award. Included in the 2004 non-interest income were $6 thousand in the sale of loans, $17 thousand in securities gains and no CDFI award. Service charges on deposit account decreased by $53 thousand or 6.1% due to the re-structure of checking accounts products in order to be more competitive with other financial institutions.

Non-Interest Income Summary (in thousands)

	2004	2003	2002	2001	2000
Service charges on deposit accounts	$802	$855	$910	$965	$1,069
ATM fees	195	216	274	166	147
Awards & Grants	—	664	214	229	127
Gain on sale of real estate	—	—	—	—	—
Gain on sale of loans	6	51	54	45	11
Gain on sale of securities	17	225	226	197	—
Servicing fees	17	16	26	27	46
Other non-interest income	477	479	517	700	441

Total non-interest income	$1,514	$2,506	$2,221	$2,329	$1,841

HARBOR BANKSHARES CORPORATION

NON-INTEREST EXPENSES

Non-interest expenses of $9.3 million in 2004 increased by $684 thousand or 7.9 % when compared to the prior year. Salaries and benefits of $4.5 million in 2004 reflected an increase of $142 thousand or 3.3% when compared to the prior year salaries and benefits cost. Advertising expenses decreased by $44 thousand or 12.8%. Occupancy expense decreased by $41 thousand or 5.7% due to lesser rental cost associated with the termination of a closed branch facility. Equipment expense decreased by $30 thousand or 7.8% due to lesser amortization cost. Professional fees, which include legal expenses, increased by $215 thousand or 70.9%, mainly due to the cost associated with collection efforts of a $1.1 million cash shortage relating to the Bank’s ATM Network. A loss accrual of $275 thousand was recorded in 2004, reflecting managements’ best estimate of a potential loss in relation to this cash shortage. (Please see note 15 to the consolidated financial statements for additional information.) The amortization expense in 2002 through 2004 includes amortization of core deposit intangibles recorded in the purchase of a branch facility during 2002. Amortization in 2001 and 2002 reflects amortization of goodwill. Other non-interest expenses increased by $171 thousand or 11.9 % mainly due to increases in bank security and insurance cost which increased by $66 thousand or 71.7 % and $60 thousand or 38.3% respectively.

Non-Interest Expenses Summary (In thousands)

	2004	2003	2002	2001	2000
Salaries and Employee Benefits	$4,510	$4,368	$4,230	$3,989	$3,622
Occupancy Expense, net	679	720	785	778	809
Advertising	300	344	287	115	114
Equipment Expenses	356	386	478	654	802
Data Processing Fees	1031	973	976	918	791
Professional Fees	518	303	399	327	505
Goodwill/Other Intangibles	81	81	47	331	331
Amortization
ATM Loss Accrual	275	—	—	—	—
Other Non-Interest Expense	1,544	1,435	1,373	1,414	1,135

Total Non-Interest Expense	$9,294	$8,610	$8,575	$8,526	$8,109

HARBOR BANKSHARES CORPORATION

APPLICABLE INCOME TAXES

Applicable income taxes include current and deferred portions, which are detailed in Note 10 of the audited consolidated financial statements. Taxes for 2004 were $762 thousand compared to $831 thousand for 2003. The effective tax rate for the year 2004, was 34.3% compared to 31.8% for the year 2003.

CREDIT RISK ANALYSIS

The Corporation, through its subsidiary, The Harbor Bank of Maryland, has in place credit policies and procedures designed to control and monitor credit risk. Credit analysis and loan review functions have provided a check and balance system for assessing initial and on-going risk associated with the lending process.

Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, requiring collateral and employing standard lending policies and underwriting criteria across the Corporation. Independent third party credit reviews are performed quarterly. During 2004, 70.0% of the loan portfolio was analyzed. During these reviews, any weaknesses are brought to management’s attention for corrective action. Note 2 to the consolidated financial statements describes the Corporation’s accounting policies related to nonperforming loans and charge-offs and describes the methodologies used to develop the allowance, including both the allocated and unallocated components. The Corporation’s policies are consistent with regulatory standards.

HARBOR BANKSHARES CORPORATION

ASSET AND LIABILITY MANAGEMENT

Introduction

The Investment Committee of the Corporation reviews policies regarding the sources and uses of funds, maturity distribution, and associated interest rate sensitivities. This effort is aimed at minimizing risks associated with fluctuating interest rates, as well as maintaining sufficient liquidity.

Liquidity

Liquidity describes the ability of the Corporation to meet financial obligations, including lending commitments and contingencies, that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the customers of the Corporation, as well as to meet current and planned expenditures. The Corporation, through the Bank, is required to maintain adequate sources of cash in order to meet its financial commitments in an organized manner without incurring substantial losses. These commitments relate principally to changes in the Bank’s deposit base through withdrawals and changes in funds required to meet normal and seasonal loan demands. The Bank, and thereby the Corporation, derives liquidity through the maturity distribution of the investment portfolio, loan repayments and income from earning assets. The Bank maintains a portion of its investment portfolio as a liquidity reserve, which can be converted to cash on an immediate basis.

The Bank has also established secured lines of credit with the Federal Home Loan Bank as an additional source of liquidity. Collateral must be pledged to the FHLB before advances can be obtained. At December 31, 2004, the Corporation had sufficient collateral in order to borrow up to an aggregate of $23.5 million from the FHLB under the established lines of credit, if necessary. Liquidity is also provided through the Corporation’s portfolio of liquid assets, consisting of cash and due from banks, interest-bearing deposits in other banks and investment securities available for sale. Such assets totaled $44.7 million or 18.9% of total assets at December 31, 2004.

The Corporation derives its cash from a combination of operating activities, investing activities and financing activities as disclosed in the consolidated statement of cash flows. Cash flows from operating activities consist of interest income collected on loans and investments, interest expense paid on deposits and other borrowings, other income collected, such as cash received relating to service charges, and cash payments for other operating expenses including income taxes.

Cash flows from investing activities include the purchase, sale and maturity of investments and interest bearing deposits in other banks, the net decrease in the level of loans, and purchases of premises and equipment. Cash flows from financing activities consist of movements in the level of deposits and other borrowings, and proceeds from the issuance of stock.

For the year ended December 31, 2004, net cash provided by operating activities totaled $2.5 million. Net cash used by investing activities totaled $15.0 million resulting primarily from the proceeds of called investment securities totaling $7.0 million, proceeds from the sale, maturities and principal payments of investment securities of $15.7 million, purchase of investment securities of $14.0 million,

HARBOR BANKSHARES CORPORATION

a net increase in loans of $22.5 million and net purchases of premises and equipment of $1.8 million. Net cash provided by financing activities totaled $14.0 million, mainly resulting from the net increase in total deposits of $14.3 million.

Interest Rate Sensitivity

The Corporation’s net income is largely dependent on its net interest income. The Corporation seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and stockholders’ equity.

The Corporation attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long-term and short-term interest rates, market conditions and competitive factors, the Corporation may determine to increase its interest rate risk position somewhat in order to increase its net interest margin. The Corporation monitors interest rate risk and adjusts the composition of its interest-related assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. The Corporation’s Investment Committee reviews its interest rate risk position and profitability, and recommends adjustments. The Investment Committee also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding The Corporation’s interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

The Bank also analyzes interest rate risk based upon quantitative measures of the percentage changes in net interest income resulting from a hypothetical immediate change (or shock) of plus or minus 100, 200, and 300 basis points in interest rate levels. This analysis is based upon models, which are based upon a number of significant assumptions regarding reactions of interest rates. These regulatory models provide an analysis of interest rate shock effects on net interest income. The maximum decrease of net interest income, based upon the Bank’s December 31, 2004 asset/liability position, was 8.1% from a 300 basis point rate shock.

One measure of interest rate sensitivity is the difference between interest sensitive assets and interest sensitive liabilities called the “interest sensitivity gap.” The following table shows an analysis of the Corporation’s cumulative interest sensitivity gap position.

HARBOR BANKSHARES CORPORATION

Cumulative Interest Sensitivity Gap

1 year
Interest sensitive assets	$115.9
Interest sensitive liabilities	75.4

Interest sensitivity gap	$40.5

Gap to total assets	17.2%

Exhibit C, “Interest Variance Analysis”, sets forth, for the period indicated, a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates.

LONG AND SHORT TERM BORROWINGS

On October 9, 2003, Harbor Bankshares Corporation issued a Floating Rate Junior Subordinated Debt Security due 2033 in the amount of $7.2 million. The Debt Security was issued by the Corporation pursuant to an Indenture, dated as of October 9, 2003, between the Corporation and Wilmington Trust Company. The Capital Securities were issued by Harbor Bankshares Corporation Capital Trust pursuant to a Purchase Agreement dated September 18, 2003, among the Corporation, the Trust and Citigroup Global Markets Inc. Upon the receipt of the funds, the Corporation paid off its long-term debt to National Community Investment Fund in the amount of $1.9 million and placed the remaining funds in the amount of $4.9 million in its subsidiary, The Harbor Bank of Maryland, increasing the Bank’s Tier One capital. There were no other borrowings as of December 31, 2004.

HARBOR BANKSHARES CORPORATION

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligations: The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years
Deposits without a stated maturity	$150,935	$—	$—	$—
Certificates of deposit	42,483	14,439	2,367	—
Operating leases	213	471	105	—
Junior Subordinated Debentures	—	—	—	7,217

Total	$193,631	$14,910	$2,472	$7,217

Off-Balance Sheet Arrangements: Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments. The issuance of letters of credit is not a significant activity of the Bank.

Commitments to extend credit are agreements to lend funds to customers as long as there are no violations of any condition established in the loan contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on credit evaluation by management. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment as well as income producing properties. We believe that we have adequate resources to fund all loan commitments.

The Bank has entered into leases for its branch and office space, most of which contain renewal options. For additional information regarding off-balance sheet arrangements, please see Notes 7, 12 and 18 to the Consolidated Financial Statements.

CONTINGENCIES

In 1999, The Harbor Bank of Maryland entered into an agreement with an unaffiliated company that operated and serviced automated teller machines (“ATM’s”). This agreement called for the Bank to provide cash for use in certain ATM’s not located on Bank premises. In 2003, the Bank discovered that it had a significant

HARBOR BANKSHARES CORPORATION

cash shortage in connection with this arrangement The investigation of the cash shortage is ongoing and the Bank is vigorously pursuing recovery. A trial date of May 4, 2005 has been scheduled at Baltimore City Circuit Court. A provision of $275 thousand was included in the financial statements for the period ending December 31, 2004, which reflects management’s best estimate of the potential loss related to the recovery of the funds. The maximum exposure to the Bank is estimated at approximately $1.1 million, without the consideration of any related tax benefit.

CAPITAL RESOURCES

Stockholders’ equity increased by $965 thousand or 6.3% to $16.2 million. This increase was mainly due to net income of $1.5 million which was offset by the unrealized loss of securities held for sale, which was $237 thousand at December 31, 2004, compared to a gain of $21 thousand for 2003. As of year-end, based on borrowing arrangements with the Federal Home Loan Bank there was unused credit availability of $23.5 million, the Corporation had sufficient liquidity to withstand any unusual demand of funds without liquidating these securities. Stockholders’ equity was 6.9% of total assets as of the year-end. The Tier 1 capital ratio as of December 31, 2004, was 7.4%, and the risk-based capital ratio was 12.10%. The minimum requirements established by regulators are 4.0% for Tier 1 capital and 8.0% for total risk-based capital. The book value of each share of common stock was $23.04 as of December 31, 2004.

The Tier I capital ratio for the Corporation’s subsidiary, The Harbor Bank of Maryland as of December 31, 2004, was 8.6% and the risk-based capital ratio was 12.0%, both above the established regulatory requirements.

CHANGES IN FINANCIAL POSITION

The Corporation, through its subsidiary, The Harbor Bank of Maryland, continued its growth during 2004. Total assets increased by $15.9 million or 7.2%.

Deposits increased from $195.9 million in 2003 to $210.2 million in 2004, an increase of $14.3 million or 7.3%. Net loans reached to $172.2 million in 2004 from $149.7 million in 2003, an increase of $22.5 million or 15.0%.

The Corporation plans to continue its expansion through marketing efforts by its Management and Board of Directors.

Exhibit D presents data and information at December 31, 2004, as to: 1) Maturities of Certificates of Deposit of $100,000 or more; 2) the Corporation’s Loan Portfolio by Type of Loan; and 3) the Corporation’s Investment Securities Portfolio Summary as of that date.

OTHER INFORMATION

The Harbor Bank CDC (“CDC”) and The Harbor Bank of Baltimore LLC (“LLC”) were established in 2003. The Harbor Bank CDC is a non-profit company established with the purpose of bringing financial assistance to underserved areas in the City of Baltimore. The Corporation has no investments in this company. The Harbor Bank of Maryland, one of the Corporation’s subsidiaries has a $2.0 million loan to the CDC.

HARBOR BANKSHARES CORPORATION

As of December 31, 2004, the CDC had a $17 thousand operating loss and a $28 thousand loss since inception. These numbers exclude any tax benefit that may be available.

The Harbor Bank of Baltimore LLC was established with the purpose of taking advantage of the New Markets Tax Credit program offered by the U.S. Treasury Department for the development of certain targeted markets in the country. In the case of the LLC, the targeted market is the City of Baltimore. The LLC received a $50 million New Market Tax Credit award in September 2004, and has written commitments from various investors in the amount of $64 million. The Corporation has no investment in this company. The Harbor Bank of Maryland, one of the Corporation’s subsidiaries had a loan in the amount of $220 thousand to the LLC. The LLC had an operating loss as of December 31, 2004 of $107 thousand and $140 thousand since inception.

The financial data from these companies is not included in the Corporation’s financial statements.

For a complete discussion of recent accounting pronouncements and their effect on the Corporation’s financial statements, please refer to Note 3 of the Corporation’s audited consolidated financial statements.

HARBOR BANKSHARES CORPORATION

STOCKHOLDERS INFORMATION

MARKET SUMMARY OF STOCK

Harbor Bankshares Corporation is traded privately and is not listed on any exchange. During 2004 and 2003, there was little trading activity in the stock. The bid and ask price during 2004 varied from $20.00 to $25.00 per share. During 2003 the bid and ask price was $20.00 per share. On December 31, 2004 the Corporation had 681 common stockholders of record.

CASH DIVIDENDS

A cash dividend of $.35 per share was paid during the first quarter of 2004.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company

59 Maiden Lane

New York, New York 10007

(718) 921-8206

SEC FORM 10-KSB

The Corporation files an Annual Report on Form 10-KSB with the Securities and Exchange Commission. A copy of this report will be sent without charge to any stockholder who submits a written request to:

Teodoro J. Hernandez, Treasurer

Harbor Bankshares Corporation

25 West Fayette Street

Baltimore, Maryland 21201

This report also includes exhibits, a copy of which the Corporation will furnish its stockholders upon payment of a reasonable fee.

HARBOR BANKSHARES CORPORATION

HARBOR BANKSHARES CORPORATION

SUPPLEMENT TO THE 2004 ANNUAL REPORT TO STOCKHOLDERS

BOARD OF DIRECTORS

Joseph Haskins, Jr.	Chairman, President and Chief Executive Officer/Harbor Bankshares Corporation
James H. DeGraffenreidt, Jr.	Chairman and CEO/WGL Holdings, Inc.
Joe Louis Gladney	President/Gladney Transportation and Oil Company
Louis J. Grasmick	President and CEO/Louis J. Grasmick Lumber Co., Inc.
Nathaniel Higgs, Th.B., D.D.	Pastor Emeritus/Southern Baptist Church
Delores G. Kelley, Ph.D.	Senator/Maryland State Senate
Erich March	Vice President/William C. March Funeral Home
John Paterakis	President and Chief Executive Officer/H&S Bakery
John D. Ryder	President and CEO/Tree Top Kids, Inc.
Edward St. John	President and Chief Executive Officer/MIE Investment Co.
James Scott, Jr.	Principal/Penan & Scott, P.C.
Dr. Walter S. Thomas	Pastor/New Psalmist Baptist Church
Stanley W. Tucker	President/Meridian Management Group, Inc.
George F. Vaeth, Jr.	Architect/George Vaeth Associates, Inc.

EXECUTIVE OFFICERS

Joseph Haskins, Jr.	Chairman, President and CEO/Corporation and Bank
John Paterakis	Chairman, Executive Committee/Corporation and Bank
Teodoro J. Hernandez	Treasurer/Corporation - Senior Vice President and Cashier/Bank
George F. Vaeth, Jr.	Secretary/Corporation and Bank

HARBOR BANKSHARES CORPORATION

Exhibit A

HARBOR BANKSHARES CORPORATION

CONSOLIDATED THREE-YEARS STATEMENT:

AVERAGE BALANCES, YIELDS/RATES AND INCOME/EXPENSE

(dollars in thousands)

Year ended December 31,	2004			2003			2002
	Average Balances	Yields/ Rates	Income Expense	Average Balances	Yields/ Rates	Income Expense	Average Balances	Yields/ Rates	Income Expense
ASSETS
U. S. Treasury Securities	$836	3.11%	$26	$3,048	2.79%	$85	$2,989	2.64%	$79
U.S. Government Agencies	35,824	3.08	1,104	39,878	3.39	1,354	49,256	4.17	2,055
Interest-Bearing Deposits with Other Banks	1510	2.91	44	2,100	3.24	68	1,770	3.56	63
FHLB Stock and Other Securities	550	3.82	21	1,051	3.61	38	1,155	4.50	52
Federal Funds Sold	7,776	1.21	94	9,397	1.03	97	17,083	1.60	274

	46,496	2.77%	1,289	55,474	2.96%	1,642	72,253	3.49%	2,523

Loans
Commercial Loans	64,090	7.37	4,725	44,887	7.03	3,156	27,976	8.21	2,297
Real Estate Loans	91,544	6.68	6,113	85,226	7.16	6,102	70,996	8.06	5,723
Consumer Loans	8,032	6.49	521	10,263	9.61	986	11,321	9.75	1,104

Loans Net of Unearned Income	163,666	6.94	11,359	140,376	7.30	10,244	110,293	8.27	9,124

Total Earning Assets	210,162	6.02%	$12,648	195,850	6.07%	$11,886	182,546	6.38%	$11,647

Allowance for Possible Losses	(1,543)			(1,488)			(1,007)
Other Assets	23,461			18,909			16,633

TOTAL ASSETS	$232,080			$213,271			$198,172

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-Interest Bearing Deposits	$40,646	—%	$—	$31,641	—%	$—	$23,829	—%	$—

Interest-Bearing Transaction Accounts	24,370	0.18	43	23,515.16		38	21,197.29		62
Savings	85,059	0.79	670	84,715.82		696	87,356	1.31	1,145
Time - $100,000 or more	22,627	2.02	456	25,172	2.63	662	22,264	4.10	914
Other Time	34,968	2.24	782	29,831	2.81	840	27,567	4.14	1,140

Savings and Time Deposits	167,024	1.17%	1,951	163,233	1.37%	2,236	158,384	2.06%	3,261

TOTAL Deposits	207,670			194,874			182,213
Junior Subordinated Debentures	7,217	4.41%	318	1,611	4.40%	71
Other Borrowed Money	720	1.94%	14	—	—%	—	—	—%	—
Notes payable	—	—%	—	1,310	7.00	104	1,985	7.00	141
Other Liabilities	795	—		871			866	—	—

TOTAL Liabilities	216,402	1.30%	$2,283	198,666	1.45%	$2,411	185,064	2.12%	$3,402

STOCKHOLDERS’ EQUITY	15,678			14,605			13,108

TOTAL LIABILITIES AND STOCKHOLDER S EQUITY’	$232,080			$213,271			$198,172

Net Yield on Interest Earning Assets		4.72%			4.62%			4.26%
Benefit of Non-Interest Bearing Funds		.25%			.22%			.25%
Net Interest Margin		4.97%			4.84%			4.51%

Nonaccrual loans are included in the appropriate loan categories, above.

HARBOR BANKSHARES CORPORATION

Exhibit B

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)

Year ended December 31,	2004	2003	2002	2001	2000
Balance at Beginning of Period	$1488	$1,049	$959	$732	$678

Loans Charged Off:
Commercial Loans	108	71	109	65	228
Real Estate Loans	10	11	26	70	73
Consumer Loans	295	341	178	111	103

TOTAL Loans Charged Off	413	423	313	246	404

Recoveries of Loans:
Commercial Loans	13	22	42	39	69
Real Estate Loans	1	22	11	22	16
Consumer Loans	163	63	10	12	27

TOTAL Loans Recovered	177	107	63	73	112

Net Loans Charged Off	236	316	250	173	292

Provisions Charged to Operations	360	755	340	400	346

Balance at End of Period	$1,612	$1,488	$1,049	$959	$732

Daily Average Amount of Loans	$163,656	$140,376	$110,293	$105,067	$107,860

Allowance for Possible Loan Losses to Loans Outstanding	.93%	.98%	.86%	.90%	.65%

Net Charge Offs to Average Loans Outstanding	.14%	.22%	.22%	.16%	.27%

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)

As of December 31,	2004	%	2003	%	2002	%	2001	%	2000	%
Commercial Loans	$406	41.7%	$825	36.9%	$555	25.4%	$557	21.7%	$442	29.8%
Real Estate Loans	746	30.2	151	27.9	138	28.1	110	34.5	127	28.9
Consumer Loans	83	5.2	35	6.2	76	4.1	80	2.5	17	2.5
Credit Cards	41	18.7	47	23.2	46	32.8	55	30.4	16	31.4
Unallocated	336	4.2	430	5.8	234	9.6	157	10.9	130	7.4

TOTAL Allowance for Loan Losses	$1,612	100%	$1,488	100%	$1,049	100%	$959	100%	$732	100%

HARBOR BANKSHARES CORPORATION

Exhibit C

INTEREST VARIANCE ANALYSIS

(dollars in thousands)

	2004 COMPARED TO 2003 Increase (Decrease) due to:			2003 COMPARED TO 2002 Increase (Decrease) due to:
	Volume	Rate	Net	Volume	Rate	Net
INTEREST INCOME
Loans	$1,700	$(585)	$1,115	$2,488	$(1,368)	$1,120
Investment Securities	(227)	(99)	(326)	(355)	(354)	(709)
Federal Funds Sold	(17)	14	(3)	(123)	(54)	(177)
Other Interest Bearing Assets (1)	(21)	(3)	(24)	12	(7)	5

TOTAL Interest Income	$1,435	$(673)	$762	$2,022	$(1,783)	$239

INTEREST EXPENSE
Interest-Bearing Transaction Accounts	$1	$4	$5	$7	$(31)	$(24)
Savings	3	(29)	(26)	(35)	(414)	(449)
Time - $100,000 or more	(67)	(139)	(206)	119	(371)	(252)
Other Time	144	(202)	(58)	94	(394)	(300)
Other Borrowed Money	14	—	14	—	—	—
Subordinate Debentures	246	2	248	71	—	71
Notes Payable	(104)	—	(104)	(37)	—	(37)

TOTAL Interest Expense	$237	$(364)	$(127)	$219	$(1,210)	$(991)

NET INTEREST INCOME	$1,198	$(309)	$889	$1,803	$(573)	$1,230

Note:	Loan fees, which were included in interest income, were $1,024 in 2004, $814 in 2003, and $644 in 2002.
A change in Rate/Volume has been allocated to the change in rate.

(1)	Certificates of Deposit with other financial institutions.

Exhibit D

Other Financial Information at December 31, 2004

Maturities of Certificates of Deposit of $100,000 or More

(dollars in Thousands)

MATURITIES	Three months or less	Over three months to 12 months	Over 12 months	Total
Balance	$5,804	$10,933	$8,662	$25,399

Percent to Total	22.8%	43.0%	34.2%	100.0%

Loan Portfolio by Type of Loan

(dollars in Thousands)

	2004		2003		2002		2001		2000
Commercial	$72,414	41.7%	$55,725	36.9%	$30,914	25.4%	$23,126	21.7%	$33,515	29.8%
Real Estate Commercial	52,715	30.2%	42,232	27.9%	34,102	28.1%	36,807	34.5%	32,500	28.9%
Real Estate Construction	9,064	5.2%	9,380	6.2%	5,017	4.1%	2,699	2.5%	2,836	2.5%
Real Estate Residential	32,425	18.7%	35,075	23.2%	39,854	32.8%	32,456	30.4%	35,260	31.4%
Consumer	7,198	4.2%	8,806	5.8%	11,684	9.6%	11,718	10.9%	8,286	7.4%

TOTAL LOANS	$173,816	100.0%	$151,218	100.0%	$121,571	100.0%	$106,806	100.0%	$112,397	100.0%

Investments Securities Portfolio Summary

(dollars in Thousands)

	2004	2003	2002	2001	2000
Securities Available for Sale:
U.S. Treasury, State and Government Agencies	$26,457	$35,445	$47,919	$41,438	$52,379
Mortgage-Backed Securities	143	343	5,707	7,494	2,265

TOTAL Securities Available for Sale	26,600	$35,788	$53,626	$48,932	54,644

Securities Held to Maturity:
U.S. Treasury and Government Agencies	2001	2,007	2,012	2,019	—
Mortgage-Backed Securities	—	—	—	—	—
Other Debt Securities	36	42	45	45	27

TOTAL Securities Held to Maturity	2,037	2,049	2,057	2,064	27

TOTAL Investment Securities Portfolio	$28,637	$37,837	$55,683	$50,996	$54,671

TOTAL PORTFOLIO YIELD	3.1%	3.2%	4.1%	6.1%	6.6%